October 26, 2010

Ms. Amanda Ravitz

Branch Chief—Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Discover Card Execution Note Trust
Registration Statement on Form S-3
Filed June 9, 2010
File No. 333-167413

Dear Ms. Ravitz:

Discover Bank, as depositor for Discover Card Execution Note Trust and Discover Card Master Trust I, is pleased to respond to your letter dated August 30, 2010. Concurrently herewith we are filing Amendment No. 1 to our Registration Statement on Form S-3 referenced above. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter.

Registration Statement on Form S-3

General

1.	We note your response to our prior comment two and reissue our comment. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response: We confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.

Prospectus

The Discover Card Business, page 48

Collection Efforts and Charged-Off Accounts, page 51

2.	We note your response to our prior comment six. Please revise to provide bracketed form disclosure indicating that you will provide data regarding the number of accounts designated for the master trust which have been re-aged in both the Summary of Terms and the Master Trust Accounts sections of the prospectus supplement to the extent material.

Response: We propose to provide the following bracketed form disclosure in the Master Trust Accounts section of the prospectus supplement to the extent material, as reflected in our Amendment No. 1 filed herewith:

[To the extent material, include the following: Discover Bank may enter into arrangements with customers to re-age a customer’s account in accordance with regulatory guidance. An account is re-aged when it is returned to current status without collecting the total amount of principal, interest and fees that is contractually past due. Accordingly, the practice of re-aging an account may affect delinquencies and charge-offs. As of [    ], [    ] accounts which represent approximately [    ] % of the accounts designated for the master trust were re-aged in the current month. As of the [    ] months ended [    ], the average monthly accounts designated for the master trust that were re-aged was approximately [    ] %.]

We include all performance data related to the master trust accounts in the Master Trust Accounts section of the prospectus supplement, rather than in the Summary of Terms. Accordingly, we believe adding the disclosures to the Summary of Terms would cause them to be presented without relevant context, and moreover would imply that the re-aging data is more significant than the delinquency, charge-off, yield, payment rate and other data that are aggregated in the Master Trust Accounts. We therefore do not believe including such data in the Summary of Terms would be appropriate. However, we have included a cross-reference to such data, as well as to other data about the receivables in the Master Trust, in the Summary of Terms.

* * * * *

In connection with our response to the Staff’s comments, we acknowledge our understanding that the depositor and its management are responsible for the accuracy of the disclosures we have made. If we request acceleration of the registration statement, we will provide a written statement containing the points you have referenced in your letter.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (302) 323-7434 or Ellen Marks of Latham & Watkins LLP at (312) 876-7626.

Sincerely,

/s/ Michael F. Rickert
Michael F. Rickert
Vice President, Chief Financial Officer and Treasurer

cc:	Ms. Julie Rizzo, Securities and Exchange Commission
Ms. Ellen L. Marks, Latham & Watkins LLP
Christopher Greene, Esq., Discover Financial Services